Exhibit 99.1

Hut 8 Achieves Record-Level Revenue Results in Q1-2021;

Balance Sheet Grows 134% over Fiscal 2020

TORONTO, ON, May 13, 2021 -- Hut 8 Mining Corp. (TSX: HUT) (“Hut 8” or the “Company”), one of North America’s oldest, largest and most innovative Bitcoin miners, today announces its financial results for the quarter ending March 31, 2021 (“Q1-2021”). Hut 8 reports all amounts in Canadian Dollars unless otherwise stated.

Bitcoin Inventory and Value

Hut 8 continues to strategically emphasize its “Hodl” strategy, taking active steps to generate Canadian and US dollars to help fund operating expenses, so as to avoid selling Bitcoin. As of March 31, 2021 the Company had a total Bitcoin balance of 3,271 with a market value of $242.4 million. Our current Bitcoin balance, including 1,000 Bitcoin loaned as part of the Company’s fiat yield strategy, is approximately 3,522 Bitcoin.

Q1-2021 Highlights:

•	Record level quarterly revenue of $32.5 million in Q1-2021, compared to $12.7 million in the quarter ended March 31, 2020 (“Q1-2020”). $30.6 million of Q1-2021 revenue related to Bitcoin mining, $1.4 million from Hut 8's institutional grade hosting client and the balance consisting of interest income of $0.5 million from the Company’s Bitcoin yield arrangement with Genesis Global Capital, LLC (“Genesis”).

•	The Company closed a $77.5 million private placement, which served to significantly strengthen Hut 8’s capitalization and allow several strategic actions to be taken.

•	Hut 8 fully repaid its US$20 million Genesis loan with all Bitcoin collateral returned to Hut 8, resulting in annualized interest savings of US$1.6 million, while reducing the Company’s credit risk exposure.

•	Ordered 5,400 units of Whatsminer M30S Bitcoin mining machines from MicroBT, which is expected to add 475 PH/s to its Bitcoin mining capacity following anticipated installation by the of July 2021.

•	Ordered 10,000 NVIDIA CMP cards with full deployment expected to be completed this summer. Hut 8 and NVIDIA entered into an agreement for an enterprise-class product that is not available on the open market. Hut 8 will use the NVIDIA CMPs initially to mine the Ethereum network and expand its mining business while maintaining the benefit of payouts in Bitcoin, via Luxor pool. The addition of the NVIDIA CMPs is expected to increase Hut 8’s aggregate operating rate by approximately 1600 Gigahash. The total amount of power this new fleet of equipment will use is expected to be less than 4 MW. Given current network dynamics, this would equate to approximately an incremental 3.35 Bitcoins per day.

•	The Company entered into a power purchase agreement (“PPA”) with Validus to support Hut 8’s Alberta operations. This agreement will enable Hut 8 to initially secure up to 100MW of new power from the project on a physical off-take basis at a power rate of $0.0274/kWh, subject to an annual adjustment mechanism for the five-year term of the PPA. The PPA includes a $25 million rate paydown investment by Hut 8, the first milestone of which was reached in April 2021, resulting in a preliminary payment of $15 million.

•	Hut 8 established a yield account with Genesis where it is earning 4% in interest per annum on 1,000 Bitcoin and announced a similar program with Galaxy Digital, earning 4% per annum.

“I joined Hut 8 in December with a bold vision,” said Jaime Leverton, Chief Executive Officer of Hut 8. “First, I would build a remarkable team of leaders in their disciplines who would be capable of building out the Company’s story of excellence. Then I would build lasting partnerships to expand and diversify our business models. And third, I would introduce ESG and sustainability priorities to ensure we laid the groundwork for our communities and planet to thrive. The Q1 2021 results are in and I could not be happier as we continue to strengthen and refine the Hut 8 story while creating and maintaining long-term value.”

Operating and Financial Overview:

	Three Months Ended
(in thousands, except for share figures)	March 31, 2021	March 31, 2020
Operations
Digital assets mined	539	1,116
Financials
Total revenue	$32,515	$12,740
Mining profit	15,975	134
Net income	35,525	(10,230)
Adjusted EBITDA (i)	16,002	(558)

	as at	as at
Balance Sheet	March 31, 2021	December 31, 2020
Cash	39,840	2,816
Digital assets held in custody	168,293	75,505
Digital assets loan receivable	74,090	-
Digital assets collateral	-	26,456
Total assets	339,804	145,202
Total liabilities	22,999	29,647
AOCI - Unrealized gain on bitcoin revaluation	112,507	45,681
Working Capital (ii)	276,217	75,673
Per share
Earnings - basic	$0.31	$(0.11)
Earnings - diluted	$0.28	$(0.11)

(i) A Non-IFRS measure used by the Company. A cautionary note regarding non-IFRS performance measures is included in the 'Non-IFRS Measures' section below.
(ii) Calculated as current assets less current libilities.

•	Revenue growth reflects improvement in the price of Bitcoin, which averaged approximately US$45,300 in the first quarter of 2021, versus approximately US$8,300 in the prior year period.

•	Total Bitcoin balance of 3,271 had a market value of $242.4 million as of March 31, 2021, consisting of 2,271 Bitcoin held in custody and 1,000 Bitcoin loaned to Genesis.

•	Based on the strength of Bitcoin price appreciation, the gain on digital assets held in custody and digital asset loan receivables was $110.9 million in Q1-2021:

○	Unrealized gain on digital assets held as at March 31, 2021 of $66.8 million net of tax ($88.0 million before tax), which flows through other comprehensive income on the Company’s balance sheet, plus

○	Revaluation of digital asset loan receivable of $22.9 million, which flows through the income statement.

•	Site operating costs for Q1-2021 were $14.6 million, up from the prior year period of $12.6 million, related to increased power consumption.

•	Net income of $35.5 million, versus a loss of $10.2 million in Q1-2020.

•	Adjusted EBITDA of $16.0 million in Q1-2021, versus a loss of $0.6 million in the prior year quarter, driven by the improvement in Bitcoin mining economics.

“I am impressed by the progress the team at Hut 8 Mining has made,” commented Shane Downey, Chief Financial Officer of the Company. “I’m excited to have joined this dynamic team as we work to deliver on our financial, ESG and sustainability objectives.”

COVID-19

COVID-19 has had minimal impact on the ongoing operations of the Company; however, all staff have taken precautionary measures to help minimize the spread of the COVID-19 virus.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology, such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of Hut 8’s Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

This press release presents certain non-IFRS (“IFRS” refers to International Financial Reporting Standards) financial measures to assist readers in understanding Hut 8’s performance. These non-IFRS measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management uses these non-IFRS measures to supplement the analysis and evaluation of operating performance. In this press release, the following terms are used, which are not found in the Chartered Professional Accountants of Canada Handbook and do not have a standardized meaning under IFRS: EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): (a) “EBITDA” represents net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization; and (b) “Adjusted EBITDA” represents EBITDA adjusted to exclude share-based compensation, fair value loss or gain on revaluation of digital assets, write-offs, and costs associated with one-time transactions (such as listing fees).

(in thousands)
	Three months ended
	March 31, 2021	March 31, 2020
Net income (loss)	$35,524	$(10,230)

Add/(deduct):
Net finance costs	184	649
Depreciation and amortization	5,802	7,009
Stock-based compensation	2,756	(708)
Revaluation of digital assets	-	1,282
Gain on use of digital assets	(182)	(914)
Foreign exchange	431	2,354
Unrealized gain on loan receivable	(22,935)	-
Share based payments withholding	1,246	-
Deferred income tax recovery	(6,825)	-
Adjusted EBITDA(1)	$16,002	$(558)

(1) A non-IFRS measure defined above

About Hut 8:

Hut 8 is one of North America’s oldest, largest and most innovative Bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut

Media Contact

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